SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)(1)

                       American International Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   026874-107
                                 (CUSIP Number)

                                Howard I. Smith
                      Vice Chairman-Finance and Secretary
                           Telephone: (212) 230-5050
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 13, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes an initial Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, Amendment No. 2 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006 (the "Greenberg Joint Tenancy Company 13D"), Amendment No. 4 to the
Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006 (the "Universal Foundation 13D"), Amendment No. 4 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006 (the "Greenberg Foundation 13D"), Amendment No. 6 to the
Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005 (the "Maurice R. Greenberg 13D"), Amendment No. 6 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005 (the "Edward E. Matthews 13D"), Amendment No. 8 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978 (the "Starr International 13D"), and Amendment No. 8 to the
Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978 (the "CV Starr 13D"). This Schedule 13D constitutes an amendment and restatement of the Greenberg Joint Tenancy Company 13D, the Universal Foundation 13D, the Greenberg Foundation 13D, the Maurice R. Greenberg 13D, the Edward E. Matthews 13D, the Starr International 13D and the CV Starr 13D in their entirety.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 2 of 26 Pages
----------------------------------         ------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maurice R. Greenberg
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             2,695,797
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             67,816,338
     OWNED BY       -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             2,695,797
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             67,816,338
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,512,135
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.7%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 3 of 26 Pages
----------------------------------         ------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edward E. Matthews
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|
                                                                      (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF

-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             613,345
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             18,567,578
     OWNED BY       -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             613,345
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             18,567,578
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,180,923

-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               |X|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 4 of 26 Pages
----------------------------------         ------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Starr International Company, Inc.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Panama

-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             281,638,405
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             2,200,076
    OWNED BY        -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             281,638,405
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             2,200,076
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           283,838,481
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.9%

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 5 of 26 Pages
----------------------------------         ------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. V. Starr & Co., Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             30,923,499
    OWNED BY        -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             0
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                            30,923,499
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           30,923,499
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |X|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 6 of 26 Pages
----------------------------------         ------------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Universal Foundation, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Panama
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             2,200,076
    OWNED BY        -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             0
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             2,200,076
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,200,076
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           <0.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 7 of 26 Pages
----------------------------------         ------------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Maurice R. and Corinne P. Greenberg Family Foundation, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             371,507
    OWNED BY        -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             0
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             371,507
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           371,507
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           <0.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 8 of 26 Pages
----------------------------------         ------------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             27,100,000
    OWNED BY        -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             0
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             27,100,000
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,100,000
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
CUSIP No.  026874-107                               Page 9 of 26 Pages
----------------------------------         ------------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. V. Starr & Co., Inc. Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES         -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             18,544,278
    OWNED BY        -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             0
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             18,544,278
      WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,544,278
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                             |X|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, par value $2.50 per share (the "Common Stock"), of American International Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 70 Pine Street, New York, New York 10270.

Item 2.  Identity and Background

         (a), (b), (c) and (f): This Schedule 13D is being filed on behalf of Maurice R. Greenberg, a United States citizen ("Mr. Greenberg"), Edward E. Matthews, a United States citizen ("Mr. Matthews"), Starr International Company, Inc., a Panamanian corporation ("Starr International"), C. V. Starr & Co., Inc., a Delaware corporation ("CV Starr"), Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"), The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), and
C. V. Starr & Co., Inc. Trust (the "CV Starr Trust", and together with Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company, the "Reporting Persons", and each, a "Reporting Person").

         The principal business address and office for Mr. Greenberg is 399 Park Avenue, 17th Floor, New York, New York 10022. The principal occupation of Mr. Greenberg is serving as a director and Chairman of the Board of each of Starr International and CV Starr, and as the Chief Executive Officer of CV Starr. Mr. Greenberg is also a trustee of the CV Starr Trust, and a member, director and Chairman of the Board of The Starr Foundation.

         The principal business address and office for Mr. Matthews is 399 Park Avenue, 17th Floor, New York, New York 10022. The principal occupation of Mr. Matthews is serving as Managing Director and a director of Starr International and a director and President of CV Starr. Mr. Matthews is also a trustee of the CV Starr Trust, and a member and director of The Starr Foundation.

         Starr International is a holding company that operates in a number of lines of business, including commercial real estate, owning and operating a private golf club and holding an investment portfolio, including the Common Stock. Starr International also previously operated a deferred compensation profit participation plan for the benefit of executives of the Issuer. Starr International's principal office is Baarerstrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House - 101 Front Street, Hamilton HM 12, Bermuda. The following are the executive officers and directors of Starr International, their addresses and their principal occupations:

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Maurice R. Greenberg                    Chairman of the Board              (See above)
(See above)

Joseph C. H. Johnson                    President and Director             President and Director, Starr
101 First Street                                                           International
Hamilton HM 12, Bermuda

Edward E. Matthews                      Managing Director and Director     (See above)
(See above)

Houghton Freeman                        Director                           President, Freeman Foundation
499 Taber Hill Road
Stowe, VT  05672

Lawrence S. Greenberg                   Director                           Private Equity Investor
399 Park Avenue, 17th Floor
New York, New York  10022

Bertil P-H Lundqvist                    Director                           Executive Vice President and
399 Park Avenue, 17th Floor,                                               General Counsel of CV Starr
New York, New York  10022

R. Kendall Nottingham                  Director                            Retired
435 Seaspray Avenue
Palm Beach, FL  33480

John J. Roberts                         Director                           Senior Advisor, American

--------------------------

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Concordia Farms                                                            International Group, Inc.
P.O. Box 703
Easton, MD 21601

Howard I. Smith                         Director                           Vice Chairman-Finance and
399 Park Avenue, 17th Floor                                                Secretary of CV Starr
New York, NY  10022

Ernest Stempel                          Director                           Senior Advisor and Honorary
70 Pine Street, 29th Floor                                                 Director, American International
New York, NY  10270                                                        Group, Inc.

Cesar Zalamea                           Director                           President and Chief Executive
Suite 1405-7                                                               Officer of Starr International
Two Exchange Square                                                        Company (Asia), Limited
8 Connaught Place
Central, Hong Kong


         Each of the above officers and directors of Starr International is a United States citizen except Mr. Zalamea, who is a citizen of the Republic of the Philippines, and Mr. Johnson, who is a citizen of the United Kingdom.

         CV Starr is a holding company that operates in a number of lines of business, including owning a number of insurance agencies and holding an investment portfolio, including the Common Stock. CV Starr's principal office is 399 Park Avenue, 17th Floor, New York, New York 10022. The following are the executive officers and directors of CV Starr, their addresses and their principal occupations:

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Maurice R. Greenberg                    Chairman of the Board and          (See above)
(See above)                             Chief Executive Officer

Edward E. Matthews                      President and Director             (See above)
(See above)

Howard I. Smith                         Vice Chairman-Finance and          (See above)
(See above)                             Secretary and Director

Houghton Freeman                        Director                           (See above)
(See above)

Lawrence S. Greenberg                   Director                           (See above)
(See above)

Bertil P-H Lundqvist                    Director                           (See above)
(See above)

John J. Roberts                         Director                           (See above)
(See above)


         Each of the above officers and directors of CV Starr is a United States citizen.

         Universal Foundation is a for-profit Panamanian investment holding company whose principal asset is the Common Stock held by it. Universal Foundation's non-voting common stock is held by Starr International Charitable Trust (Bermuda) and its voting common stock is held by S. G. Cubbon, Stuart Osborne, Eligia G. Fernando, Cesar C. Zalamea and Aloysius B. Colayco. Universal Foundation's principal office is Mercury House, 101 Front Street, Hamilton HM 12, Bermuda.

         The following are the executive officers and directors of Universal Foundation, their addresses and their principal occupations:

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Stuart Osborne                          President and Director             President of Universal Foundation
Mercury House
101 Front Street
Hamilton HM 12, Bermuda

Jennifer Barclay                        Secretary                          Secretary of Universal Foundation
Mercury House
101 Front Street
Hamilton HM 12, Bermuda

Margaret Barnes                         Treasurer                          Treasurer of Universal Foundation
Fitzwilliam Hall
Fitzwilliam Place
Dublin 2, Ireland

Aloysius B. Colayco                     Director                           Managing Director, Argosy Partners
Argosy Partners
8th Floor, Pacific Star Building
Makati City, Philippines

Eligia G. Fernando                      Director                           Retired
Mercury House
101 Front Street
Hamilton HM 12, Bermuda

Cesar C. Zalamea                        Director                           (See above)
(See above)


         Ms. Fernando, Mr. Zalamea and Mr. Colayco are citizens of the Republic of the Philippines and Mr. Osborne, Ms. Barclay and Ms. Barnes are citizens of the United Kingdom.

         The Greenberg Foundation is a not-for-profit New York corporation which makes charitable grants from time to time in accordance with its policies. The Greenberg Foundation's principal asset is the Common Stock held by it. The Greenberg Foundation's principal office is 399 Park Avenue, 17th Floor, New York, New York 10022.

         The following are the executive officers and directors of the Greenberg Foundation, their addresses and their principal occupations:

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Maurice R. Greenberg                    Chairman and Director              (See above)
(See above)

Corinne P. Greenberg                    President and Director             President and Director, Greenberg
399 Park Avenue, 17th Floor                                                Foundation
New York, New York 10022

Evan G. Greenberg                       Vice President and Director        President and Chief Executive
399 Park Avenue, 17th Floor                                                Officer, ACE Limited
New York, New York 10022

Jeffrey W. Greenberg                    Vice President and Director        Vice President and Director,
399 Park Avenue, 17th Floor                                                Greenberg Foundation
New York, New York 10022


         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Lawrence S. Greenberg                   Vice President and Director        (See above)
(See above)
Shake Nahapetian                        Treasurer                          Administrative Assistant, CV Starr
399 Park Avenue, 17th Floor
New York, New York 10022


         Each of the above officers and directors of the Greenberg Foundation is a United States citizen.

         The Greenberg Joint Tenancy Company is a Florida limited liability company whose sole member is the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation"). The Greenberg Joint Tenancy Corporation is a Florida corporation whose common stock is held by Mr. Greenberg and Mrs. Greenberg as tenants by the entireties. The principal asset of the Greenberg Joint Tenancy Company is the Common Stock held by it. The shares of Common Stock held by the Greenberg Joint Tenancy Company were previously held by Mr. and Mrs. Greenberg as tenants in common and were transferred indirectly to the Greenberg Joint Tenancy Company as part of Mr. and Mrs. Greenberg's estate and personal financial planning. The Greenberg Joint Tenancy Company's principal office is 35 Ocean Reef Drive, Key Largo, Florida 33037.

         The Greenberg Joint Tenancy Corporation is the sole and managing member of the Greenberg Joint Tenancy Company and the following is the sole executive officer and director of the Greenberg Joint Tenancy Corporation, his address and his principal occupation:

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Maurice R. Greenberg                    Chairman, Director, Chief          (See above)
(See above)                             Executive Officer,
                                        President, Treasurer and
                                        Secretary of Greenberg Joint
                                        Tenancy Corporation


         Mr. Greenberg is a United States citizen.

         CV Starr Trust is a New York trust whose principal asset is the shares of Common Stock held by it. CV Starr is the grantor and a beneficiary of the CV Starr Trust. The CV Starr Trust's principal office is 399 Park Avenue, 17th Floor, New York, New York 10022.

         The following are the directors and trustees of the CV Starr Trust, their addresses and their principal occupations:

         Name and Address                           Office                       Principal Occupation
-----------------------------------     ------------------------------     --------------------------------
Maurice R. Greenberg                    Chairman and Director,            (See above)
(See above)                             Trustee
Edward E. Matthews                      Director, Trustee                 (See above)
(See above)
Howard I. Smith                         Director, Trustee                 (See above)
(See above)


         Each of the above directors and trustees of the CV Starr Trust is a United States citizen.

         (d) and (e): During the last five years, none of Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company, the CV Starr Trust, or the other individuals disclosed in Item 2(a) above has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 5 and 6, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Common Stock by the Reporting Persons.

Item 4.  Purpose of Transaction

         Each of the Reporting Persons holds the securities reported herein for investment purposes and reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, the Reporting Person's and Issuer's respective business objectives, and other relevant factors, at any time and as it deems appropriate, to change its plans and intentions, to increase or decrease its investment in the Issuer, or to engage in discussions with the Issuer and third parties or facilitate discussions between the Issuer and third parties exploring such actions. In particular, any one or more of the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not in existence as of the date hereof), (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth in response to paragraphs
(a) - (j) of Item 4 of Schedule 13D. Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

         During significant periods beginning in calendar year 2006, Starr International has engaged in open-market sales of shares of Common Stock. Although each of such sales may in itself be immaterial, such sales may in the aggregate and over time give rise to a material decrease in the percentage of Common Stock beneficially owned by Starr International. Starr International may continue to make such sales, in amounts that it may in its sole discretion determine, which amounts, individually or in the aggregate, may be material, or it may elect to discontinue or suspend such sales, without, in any case, limiting the rights reserved in the immediately preceding paragraph or any other rights of Starr International.

         During significant periods beginning in calendar year 2006, CV Starr has engaged in open-market sales of shares of Common Stock. Although each of such sales may in itself be immaterial, such sales may in the aggregate and over time give rise to a material decrease in the percentage of Common Stock beneficially owned by CV Starr. CV Starr may continue to make such sales, in amounts that it may in its sole discretion determine, which amounts, individually or in the aggregate, may be material, or it may elect to discontinue or suspend such sales, without, in any case, limiting the rights reserved in the first paragraph of Item 4 of this Schedule 13D or any other rights of CV Starr.

         Except as otherwise described in this Item 4 and Items 5 and 6 below, no Reporting Person has formulated any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through (j) of the General Instructions to Schedule 13D under the Act.

Item 5.  Interest in Securities of the Issuer

         (a) and (b): The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act consisting of the Reporting Persons as a result of the facts and circumstances described in Items 2, 5 and 6 of this
Schedule 13D. The Reporting Persons as a group may be deemed beneficially to own in the aggregate 354,987,261 shares of Common Stock, representing approximately 13.6% of the outstanding shares of Common Stock (based on 2,601,583,676 shares of Common Stock reported by the Issuer as outstanding as of January 31, 2007, in the Issuer's Form 10-K filed on March 1, 2007). Each of Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company and the CV Starr Trust disclaims beneficial ownership of the shares of Common Stock held by the other members of such group; provided, however, that Mr. Greenberg does not disclaim beneficial ownership of the shares of Common Stock held by the Greenberg Joint Tenancy Company and CV Starr does not disclaim beneficial ownership of the shares of Common Stock held by the CV Starr Trust.

         Mr. Greenberg has the sole power to vote and direct the disposition of 2,695,797 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Greenberg has shared power to vote and direct the disposition of 67,816,338 shares of Common Stock, 9,310,328 shares of which are held as tenant in common with Mr. Greenberg's wife, 111,004 shares of which are held in family trusts of which Mr. Greenberg is a trustee, 12,379,221 shares of which are held by CV Starr, 18,544,278 shares of which are held by the CV Starr Trust, for which CV Starr is a beneficiary and Mr. Greenberg is a trustee, 371,507 shares of which are held by the Greenberg Foundation, of which Mr. Greenberg, his wife and family members are directors, and 27,100,000 shares of which are held by the Greenberg Joint Tenancy Company, of which the Greenberg Joint Tenancy Corporation is the managing member. Mr. Greenberg owns 24.08% of the common stock of CV Starr directly. Based on Mr. Greenberg's voting power in CV Starr, his position as a trustee of the CV Starr Trust, his position as director and Chairman of the Board of the Greenberg Foundation, his position as director and Chairman of the Board of the Greenberg Joint Tenancy Corporation, the managing member of the Greenberg Joint Tenancy Company, and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held by CV Starr, the CV Starr Trust, the Greenberg Foundation and the Greenberg Joint Tenancy Company. Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, the CV Starr Trust, Universal Foundation, the Greenberg Foundation, the family trusts described above and the shares of Common Stock transferred to the MRG/CPG Volaris Trust as described in Item 6.

         Mr. Matthews has the sole power to vote and direct the disposition of 613,345 shares of Common Stock, 300,220 shares of which are held directly by Mr. Matthews and 313,125 shares of which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Matthews as an officer and director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Matthews has shared power to vote and direct the disposition of 18,567,578 shares of Common Stock, 23,300 shares of which are held by Mr. Matthew's wife and 18,544,278 shares of which are held by the CV Starr Trust, for which CV Starr is a beneficiary and Mr. Matthews is a trustee. Based on the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Matthews may be deemed to beneficially own the shares of Common Stock held by the CV Starr Trust. Mr. Matthews disclaims beneficial ownership of the shares of Common Stock held by the CV Starr Trust, the shares of Common Stock held by his wife and the shares of Common Stock transferred to the EEM Volaris Trust as described in Item 6.

         Starr International has the sole power to vote and direct the disposition of 281,638,405 shares of Common Stock held by Starr International and the shared power to direct the disposition of 2,200,076 shares of Common Stock held by Universal Foundation.

         CV Starr has the shared power to vote and direct the disposition of 30,923,499 shares of Common Stock held by CV Starr (18,544,278 shares of which are held by the CV Starr Trust, of which CV Starr is a beneficiary). CV Starr disclaims beneficial ownership of the shares of Common Stock transferred to the CV Starr Volaris Trust as described in Item 6.

         Universal Foundation has the sole power to vote 2,200,076 shares of Common Stock held directly by Universal Foundation. Pursuant to an Investment Management Agreement, Starr International Advisors, Inc. ("Starr International Advisors"), a Delaware corporation and a wholly owned subsidiary of Starr International, has the power to direct the disposition of the 2,200,076 shares of Common Stock held by Universal Foundation. Mr. Matthews is President and Director of Starr International Advisors and Mr. Greenberg is a Director of Starr International Advisors.

         The Greenberg Foundation has the shared power to vote and direct the disposition of 371,507 shares of Common Stock held directly by the Greenberg Foundation.

         The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of 27,100,000 shares of Common Stock held directly by the Greenberg Joint Tenancy Company.

         CV Starr Trust has the shared power to vote and direct the disposition of 18,544,278 shares of Common Stock.

         Executive officers and directors of Starr International beneficially own shares of Common Stock and have rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                     Right to Acquire
                        Owned Shares (1)    % (2)       Shares (1)       % (2)
                        ----------------  ---------  ----------------  ---------
Maurice R. Greenberg       (See above)                  (See above)
Edward E. Matthews         (See above)                  (See above)
Joseph C. H. Johnson           120,000       (3)             80,000       (3)
Houghton Freeman             2,720,000        0.1                 0        0.0
Lawrence S. Greenberg                0        0.0                 0        0.0
Bertil P-H Lundqvist                 0        0.0                 0        0.0
R. Kendall Nottingham           79,000       (3)             57,000       (3)
Howard I. Smith                130,000       (3)                  0        0.0
John J. Roberts              3,700,000        0.1                 0        0.0
Ernest Stempel              21,090,000        0.8                 0        0.0
Cesar Zalamea                  170,000       (3)                  0        0.0
_______________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 0.1%.
   (4) Less than 10,000 shares.

         Executive officers and directors of CV Starr beneficially own shares of Common Stock and have rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                     Right to Acquire
                        Owned Shares (1)    % (2)       Shares (1)       % (2)
                        ----------------  ---------  ----------------  ---------
Maurice R. Greenberg       (See above)                  (See above)
Howard I. Smith            (See above)                  (See above)
Edward E. Matthews         (See above)                  (See above)
Houghton Freeman           (See above)                  (See above)
John J. Roberts            (See above)                  (See above)
Bertil P-H Lundqvist       (See above)                  (See above)
Lawrence S. Greenberg      (See above)                  (See above)
_______________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 10,000 shares.

         Executive officers and directors of Universal Foundation beneficially own shares of Common Stock and have rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                     Right to Acquire
                        Owned Shares (1)    % (2)       Shares (1)       % (2)
                        ----------------  ---------  ----------------  ---------
Stuart Osborne                      (4)      (3)                  0        0.0
Eligia G. Fernando              40,000       (3)                  0        0.0
Cesar C. Zalamea            (See above)                 (See above)
Aloysius B. Colayco                  0        0.0                 0        0.0
Jennifer Barclay                    (4)      (3)                  0        0.0
Margaret Barnes                     (4)      (3)                  0        0.0
_______________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 0.1%.
   (4) Less than 10,000 shares.

         Executive officers and directors of the Greenberg Foundation beneficially own shares of Common Stock and have rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                     Right to Acquire
                        Owned Shares (1)    % (2)       Shares (1)       % (2)
                        ----------------  ---------  ----------------  ---------
Maurice R. Greenberg       (See above)                  (See above)
Corinne P. Greenberg        17,620,000        0.7                 0        0.0
Jeffrey W. Greenberg                 0        0.0                 0        0.0
Evan G. Greenberg                    0        0.0                 0        0.0
Lawrence S. Greenberg      (See above)                  (See above)
Shake Nahapetian                50,000       (3)                  0        0.0
_______________
   (1) Rounded to nearest 10,000 shares.
   (2) Rounded to nearest 0.1%.
   (3) Less than 0.1%.
   (4) Less than 10,000 shares.

         The sole executive officer and director of the Greenberg Joint Tenancy Company beneficially own shares of Common Stock and have rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                     Right to Acquire
                          Owned Shares        %           Shares           %
                        ----------------  ---------  ----------------  ---------
Maurice R. Greenberg       (See above)                  (See above)

         Directors and trustees of CV Starr Trust beneficially own shares of Common Stock and have rights to acquire shares of Common Stock exercisable within 60 days as follows:

                                                     Right to Acquire
                          Owned Shares        %           Shares           %
                        ----------------  ---------  ----------------  ---------
Maurice R. Greenberg       (See above)                  (See above)
Edward E. Matthews         (See above)                  (See above)
Howard I. Smith            (See above)                  (See above)


         (c) On November 15, 2005, CV Starr entered into a variable pre-paid forward sale contract (the "CSFB Contract") for up to 4,423,116 shares (the "CSFB Maximum Number") of Common Stock pursuant to a letter agreement by and among CV Starr, Credit Suisse First Boston LLC and Credit Suisse First Boston Capital LLC ("CSFB"). The final terms of the CSFB Contract, including the CSFB Maximum Number of shares deliverable by CV Starr upon settlement, were determined in a block transaction between CV Starr and CSFB (or its affiliate), acting as a block positioner, in accordance with the Securities and Exchange Commission's interpretative letter to Goldman, Sachs & Co., dated December 20, 1999 (the "No Action Letter"). CV Starr has received aggregate proceeds of $240,000,043 under the CSFB Contract.

         The CSFB Contract provides that for each of the 10 Scheduled Trading Days (as defined in the CSFB Contract) prior to and including November 20, 2008 (the "CSFB Settlement Dates"), CV Starr will deliver a number of shares of Common Stock to CSFB (or, at the election of CV Starr, the cash equivalent of such shares) determined with respect to each CSFB Settlement Date as follows:
(a) if the VWAP Price (as defined in the CSFB Contract) per share of the Common Stock (the "CSFB Settlement Price") is less than or equal to $65.85 (the "CSFB Forward Floor Price"), a delivery of 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding; (b) if the CSFB Settlement Price is greater than the CSFB Forward Floor Price but less than or equal to $85.61 per share (the "CSFB Forward Cap Price"), a delivery of shares equal to the CSFB Forward Floor Price/CSFB Settlement Price x 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding; and (c) if the CSFB Settlement Price is greater than the CSFB Forward Cap Price, a delivery of shares equal to ((CSFB Forward Floor Price + (CSFB Settlement Price - CSFB Forward Cap Price)) / CSFB Settlement Price) x 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding.

         On November 21, 2005, CV Starr entered into a variable pre-paid forward sale contract (the "Confirmation") for up to 2,917,916 shares (the "Citi Maximum Number") of Common Stock pursuant to the Master Terms and Conditions for Pre-Paid Forward Contracts, dated as of November 15, 2005 (together with the Confirmation, the "Citi Contract"), by and between CV Starr and Citibank, N.A. ("Citibank"). The final terms of the Citi Contract, including the Citi Maximum Number of shares that will be deliverable by CV Starr upon settlement, were determined in unsolicited brokerage transactions by Citibank (or its affiliate) over a specified execution period beginning on November 18, 2005, in accordance with the No Action Letter. CV Starr has received aggregate proceeds of $160,000,000 under the Citi Contract.

         The Citi Contract provides that for each of the 10 Scheduled Trading Days (as defined in the Citi Contract) prior to and including December 10, 2008 (the "Citi Settlement Dates"), CV Starr will deliver a number of shares of Common Stock to Citibank (or, at the election of CV Starr, the cash equivalent of such shares) determined with respect to each Citi Settlement Date as follows:
(a) if the Relevant Price (as defined in the Citi Contract) per share of the Common Stock (the "Citi Settlement Price") is less than or equal to $66.8540 (the "Citi Forward Floor Price"), a delivery of 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding; (b) if the Citi Settlement Price is greater than the Citi Forward Floor Price but less than or equal to $86.9102 per share (the "Citi Forward Cap Price"), a delivery of shares equal to the Citi Forward Floor Price/Citi Settlement Price x 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding; and (c) if the Citi Settlement Price is greater than the Citi Forward Cap Price, a delivery of shares equal to ((Citi Forward Floor Price + (Citi Settlement Price - Citi Forward Cap Price)) / Citi Settlement Price) x 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding.

         The descriptions of the CSFB Contract and the Citi Contract are qualified in their entirety by the text of such contracts, copies of which are Exhibits B and C hereto, respectively.

         Recently, CV Starr has entered into transactions in Common Stock as described below:

                                                          Number of Shares
  Date                     Transaction                   Purchased or Sold      Average Price Per Share
---------     --------------------------------------   ----------------------   -----------------------
03/01/07           Closing of Short Call Option               (2,108)                   $25.98
03/02/07           Closing of Short Call Option                 (843)                   $25.98
03/05/07           Closing of Short Call Option               (1,686)                   $25.98
03/07/07           Closing of Short Call Option                 (843)                   $25.98
03/08/07           Closing of Short Call Option               (1,265)                   $25.98
03/09/07           Closing of Short Call Option               (2,108)                   $25.98
03/09/07           Closing of Short Call Option                 (843)                  $25.9852
03/09/07           Closing of Short Call Option                 (463)                  $25.9852
03/09/07           Closing of Short Call Option                 (843)                  $25.9852
03/09/07           Closing of Short Call Option                 (562)                  $46.5333
03/09/07           Closing of Short Call Option                 (750)                  $47.0000
03/09/07           Closing of Short Call Option                 (562)                  $47.7777
03/10/07           Closing of Short Call Option               (4,218)                  $25.9852
03/12/07           Closing of Short Call Option               (1,898)                  $25.9852
03/12/07           Closing of Short Call Option               (1,265)                  $25.9852
03/12/07           Closing of Short Call Option               (1,054)                  $25.9852
03/12/07           Closing of Short Call Option               (1,054)                  $25.9852
03/14/07           Closing of Short Call Option                 (262)                  $25.9852
03/14/07           Closing of Short Call Option                 (210)                  $25.9852
03/15/07           Closing of Short Call Option               (1,265)                  $25.9852
03/15/07           Closing of Short Call Option                 (632)                  $25.9852
03/15/07           Closing of Short Call Option                 (843)                  $25.9852

         Recently, Starr International has entered into transactions in Common Stock as described below:

                                                          Number of Shares
  Date                     Transaction                   Purchased or Sold      Average Price Per Share
---------     --------------------------------------   ----------------------   -----------------------
01/19/07                  Sale of Shares                     (650,000)                 $71.3545
02/07/07                  Sale of Shares                     (179,060)                 $69.6767
03/02/07                  Sale of Shares                     (400,000)                 $69.6712
03/05/07                  Sale of Shares                     (200,000)                 $69.7734
03/05/07                  Sale of Shares                     (176,400)                 $69.6514
03/08/07                  Sale of Shares                     (200,000)                 $69.6628
03/08/07                  Sale of Shares                     (200,000)                 $69.5114
03/09/07                  Sale of Shares                     (200,000)                 $69.3011
03/09/07                  Sale of Shares                     (200,000)                 $69.2876
03/12/07                  Sale of Shares                     (200,000)                 $68.5240
03/12/07                  Sale of Shares                     (200,000)                 $68.5271
03/13/07                  Sale of Shares                     (300,000)                 $68.3386
03/15/07                  Sale of Shares                     (400,000)                 $67.1026
03/16/07                  Sale of Shares                     (200,000)                 $66.8462
03/19/07                  Sale of Shares                     (200,000)                 $66.9438
03/19/07                  Sale of Shares                     (200,000)                 $67.7763

         Recently, the Greenberg Joint Tenancy Company has entered into transactions in Common Stock as described below:

                                                          Number of Shares
  Date                     Transaction                   Purchased or Sold      Average Price Per Share
---------     --------------------------------------   ----------------------   -----------------------
3/02/07                  Sale of Shares                    (118,000)                   $69.75
3/02/07                  Sale of Shares                     (11,500)                   $69.76
3/02/07                  Sale of Shares                      (2,700)                   $69.77
3/02/07                  Sale of Shares                      (8,400)                   $69.78
3/02/07                  Sale of Shares                     (67,800)                   $69.80
3/02/07                  Sale of Shares                     (30,400)                   $69.81


                                                          Number of Shares
  Date                     Transaction                   Purchased or Sold      Average Price Per Share
---------     --------------------------------------   ----------------------   -----------------------
3/02/07                  Sale of Shares                     (10,200)                   $69.82
3/02/07                  Sale of Shares                      (1,000)                   $69.85
3/02/07                  Sale of Shares                     (89,500)                   $70.00
3/05/07                  Sale of Shares                     (60,500)                   $70.00


         To the knowledge of each of the Reporting Persons, no other transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty days.

         (d) and (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On March 7, 2006, Mr. Matthews and CV Starr separately entered into agreements to transfer shares of Common Stock to certain trusts, as further described below. On March 9, 2006, Mr. Greenberg separately entered into an agreement to transfer shares of Common Stock to a trust, as further described below.

         On March 7, 2006, Mr. Matthews entered into an agreement to transfer 1,237,315 shares of Common Stock (the "EEM Trust Shares") to the 2006 EEM Volaris Trust (the "EEM Volaris Trust"). The EEM Volaris Trust was established under the 2006 EEM Volaris Trust Agreement, dated March 9, 2006 (the "EEM Trust Agreement"), between Mr. Matthews, as settlor and sole beneficiary, and Pitcairn Trust Company (the "EEM Volaris Trustee").

         Under the EEM Trust Agreement, Mr. Matthews agrees to transfer the EEM Trust Shares to the EEM Volaris Trustee, which is an independent trustee that is unaffiliated with the Issuer or Mr. Matthews. The EEM Volaris Trustee has sole power to vote and dispose of the EEM Trust Shares. The EEM Trust Agreement instructs the EEM Volaris Trustee to enter into an investment management agreement (the "EEM Investment Management Agreement") with Credit Suisse Securities (USA) LLC as investment manager for the trust whereby such investment manager will engage in an option overlay and spreading strategy with respect to the EEM Trust Shares that seeks to enhance returns and reduce volatility. The EEM Volaris Trust is revocable upon written notice by Mr. Matthews to the EEM Volaris Trustee. Upon the termination of the EEM Volaris Trust, the EEM Volaris Trustee shall distribute the principal (and income, to the extent not previously distributed) as then constituted to anyone previously designated by Mr. Matthews in writing, or, in default of the exercise of such general power of appointment, to Mr. Matthews if then living; or if incapacitated, to Mr. Matthews' duly appointed guardian or fiduciary, or an agent under a power of attorney; or if deceased, to the duly qualified legal representative of Mr. Matthews' estate, including the executors and/or administrators of the estate.

         On March 7, 2006, CV Starr entered into an agreement to transfer 5,000,000 shares of Common Stock (the "CV Starr Volaris Trust Shares") to the 2006 CV Starr Volaris Trust (the "CV Starr Volaris Trust"). The CV Starr Volaris Trust was established under the 2006 CV Starr Volaris Trust Agreement dated March 7, 2006 (the "CV Starr Volaris Trust Agreement"), between CV Starr, as settlor and sole beneficiary, and Pitcairn Trust Company (the "CV Starr Volaris Trustee").

         Under the CV Starr Volaris Trust Agreement, CV Starr agrees to transfer the CV Starr Volaris Trust Shares to the CV Starr Volaris Trustee, which is an independent trustee that is unaffiliated with the Issuer or CV Starr. The CV Starr Volaris Trustee has sole power to vote and dispose of the CV Starr Volaris Trust Shares. The CV Starr Volaris Trust Agreement instructs the CV Starr Volaris Trustee to enter into an investment management agreement (the "CV Starr Investment Management Agreement") with Credit Suisse Securities (USA) LLC as investment manager for the trust whereby such investment manager will engage in an option overlay and spreading strategy with respect to the CV Starr Volaris Trust Shares that seeks to enhance returns and reduce volatility. The CV Starr Volaris Trust is revocable upon written notice by CV Starr to the CV Starr Volaris Trustee. Upon the termination of the CV Starr Volaris Trust, the CV Starr Volaris Trustee shall distribute the principal (and income, to the extent not previously distributed) as then constituted to anyone previously designated by CV Starr in writing, or, in default of the exercise of such general power of appointment, to CV Starr or its successors-in-interest.

         On March 9, 2006, Mr. Greenberg and his spouse entered into an agreement to transfer 5,000,000 jointly owned shares of Common Stock (the "MRG/CPG Trust Shares") to the 2006 MRG/CPG Volaris Trust (the "MRG/CPG Volaris Trust"). The MRG/CPG Volaris Trust was established under the 2006 MRG/CPG Volaris Trust Agreement, dated March 9, 2006 (the "MRG/CPG Trust Agreement"), between Mr. and Mrs. Greenberg, each as a settlor with respect to his or her one-half of the trust assets and as sole beneficiary of such half, and Pitcairn Trust Company (the "MRG/CPG Volaris Trustee").

         Under the MRG/CPG Trust Agreement, Mr. and Mrs. Greenberg agree to transfer the MRG/CPG Trust Shares to the MRG/CPG Volaris Trustee, which is an independent trustee that is unaffiliated with the Issuer, Mr. Greenberg or Mrs. Greenberg. The MRG/CPG Volaris Trustee has sole power to vote and dispose of the MRG/CPG Trust Shares. The MRG/CPG Trust Agreement instructs the MRG/CPG Volaris Trustee to enter into an investment management agreement (the "MRG/CPG Investment Management Agreement") with Credit Suisse Securities (USA) LLC as investment manager for the trust whereby such investment manager will engage in an option overlay and spreading strategy with respect to the MRG/CPG Trust Shares that seeks to enhance returns and reduce volatility. The MRG/CPG Volaris Trust is revocable, with respect to Mr. and Mrs. Greenberg's portion of this Trust, upon written notice to the MRG/CPG Volaris Trustee by either Mr. or Mrs. Greenberg, or completely revocable upon joint written notice to the MRG/CPG Volaris Trustee. Upon the termination of the MRG/CPG Volaris Trust, the MRG/CPG Volaris Trustee shall distribute the principal (and income, to the extent not previously distributed) allocable to Mr. or Mrs. Greenberg, as then constituted, to anyone previously designated by such person, respectively, in writing, or in default of the exercise of such general power of appointment, to Mr. and Mrs. Greenberg in his or her proportionate share if both then living; or if either person is incapacitated, to such person's duly appointed guardian or fiduciary, or an agent under a power of attorney executed by such incapacitated person; or if deceased, to the duly qualified legal representative of such deceased person's estate, including the executors and/or administrators of such person's estate.

         The descriptions of the EEM Volaris Trust, the EEM Investment Management Agreement, the CV Starr Volaris Trust, the CV Starr Investment Management Agreement, the MRG/CPG Volaris Trust, and the MRG/CPG Investment Management Agreement are qualified in their entirety by the text of such documents, copies of which are attached as Exhibits E through J hereto, respectively.

         Starr International has previously granted approximately
126,434 options to purchase shares of Common Stock to various individuals. In connection therewith, Starr International and Universal Foundation previously entered into agreements pursuant to which Starr International has a right to elect that Universal Foundation deliver shares of Common Stock to Starr International in settlement of Starr International's obligations under such options.

         On May 18, 2006, Mr. and Mrs. Greenberg contributed 500,000 shares of Common Stock they owned as tenants in common to an exchange fund over which they have no control in exchange for shares of the exchange fund. The Common Stock was valued at $62.50 per share for purposes of determining the number of shares of the exchange fund issuable.

         On May 26, 2006, Mr. Greenberg and Mrs. Greenberg transferred indirectly 20,000,000 shares of Common Stock they held as tenants in common to the Greenberg Joint Tenancy Company. On January 12, 2007, Mr. Greenberg and Mrs. Greenberg transferred 8,000,000 shares of Common Stock they held as tenants in common to the Greenberg Joint Tenancy Company.

         Items 2, 4 and 5 disclose (i) certain relationships between the Reporting Persons, (ii) the CSFB Contract and (iii) the Citi Contract, which disclosures are hereby incorporated by reference into this Item 6 in their entirety. There are no contracts, arrangements or understandings among the Reporting Persons, other than as described in this Item 6 and in Item 7 below, with respect to the shares of Common Stock reported on this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:    Joint Filing Agreement, dated as of March 20, 2007, by and among Mr. Greenberg, Mr. Matthews, Starr International Company,
              Inc., C. V. Starr & Co., Inc., Universal Foundation, Inc., The
              Maurice R. and Corinne P. Greenberg Family Foundation, Inc.,
              Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC.
              and the C. V. Starr & Co., Inc. Trust.

Exhibit B:    Letter Agreement and Transaction Supplement, each dated as of
              November 15, 2005, by and among CV Starr & Co., Inc., Credit
              Suisse First Boston LLC and Credit Suisse First Boston Capital
              LLC. (Incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on November 23, 2005.)

Exhibit C:    Master Terms and Conditions for Pre-Paid Forward Contracts and
              Pre-Paid Forward Contract Confirmation, dated as of November 15,
              2005 and November 21, 2005, respectively, by and between C. V.
              Starr & Co., Inc. and Citibank, N.A. (Incorporated by reference to
              Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on November 23, 2005.)

Exhibit D:    Investment Management Agreement, dated as of January 13, 2006, by and between Starr International Advisors, Inc. and Universal
              Foundation, Inc. (Incorporated by reference to Exhibit D to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 21, 2006.)

Exhibit E:    2006 EEM Volaris Trust Agreement, dated as of March 7, 2006, by and between Edward E. Matthews and Pitcairn Trust Company.
              (Incorporated by reference to Exhibit E to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit F:    Form of Volaris Volatility Management Discretionary Investment
              Management Agreement, by and between Credit Suisse Securities
              (USA) LLC and Pitcairn Trust Company as the EEM Volaris Trustee.
              (Incorporated by reference to Exhibit F to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit G:    2006 CV Starr Volaris Trust Agreement, dated as of March 7, 2006, by and between C. V. Starr & Co., Inc. and Pitcairn Trust Company.
              (Incorporated by reference to Exhibit G to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit H:    Form of Volaris Volatility Management Discretionary Investment
              Management Agreement, by and between Credit Suisse Securities
              (USA) LLC and Pitcairn Trust Company as the CV Starr Volaris
              Trustee. (Incorporated by reference to Exhibit H to the Schedule
              13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit I: 2006 MRG/CPG Volaris Trust Agreement, dated as of March 9, 2006, by and among Maurice R. Greenberg, Corinne P. Greenberg and Pitcairn Trust Company. (Incorporated by reference to Exhibit I to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit J:    Form of Volaris Volatility Management Discretionary Investment
              Management Agreement, by and between Credit Suisse Securities
              (USA) LLC and Pitcairn Trust Company as the MRG/CPG Volaris
              Trustee. (Incorporated by reference to Exhibit J to the Schedule
              13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit K:    Maurice R. Greenberg Power of Attorney, dated March 1, 2006.
              (Incorporated by reference to Exhibit K to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit L:    Edward E. Matthews Power of Attorney, dated as of February 21,
              2006. (Incorporated by reference to Exhibit 24.4 to the Form 4 filed with the Securities and Exchange Commission in respect of the Issuer on March 9, 2006.)

Exhibit M:    Starr International Company, Inc. Power of Attorney, dated as of
              February 24, 2006. (Incorporated by reference to Exhibit M to the
              Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit N:    C. V. Starr & Co., Inc. Power of Attorney, dated as of February
              24, 2006. (Incorporated by reference to Exhibit 24.4 to the Form 4 filed with the Securities and Exchange Commission in respect of the Issuer on March 9, 2006.)

Exhibit O:    Universal Foundation, Inc. Power of Attorney, dated as of February
              21, 2006. (Incorporated by reference to Exhibit O to the Schedule
              13D filed with the Securities and Exchange Commission in respect of the Issuer on March 10, 2006.)

Exhibit P:    The Maurice R. Greenberg and Corinne P. Greenberg Family
              Foundation, Inc. Power of Attorney, dated as of February 21, 2006.
              (Incorporated by reference to Exhibit 24.3 to the Form 3 filed with the Securities and Exchange Commission in respect of the Issuer on March 6, 2006.)

Exhibit Q:    Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
              Power of Attorney, dated as of May 25, 2006. (Incorporated by reference to Exhibit Q to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on May
              25, 2006.)


         There are no other written agreements, contracts, arrangements, understandings, plans or proposals within the category of those described in
Item 7 of the General Instructions to Schedule 13D under the Act.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 20, 2007       MAURICE R. GREENBERG


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact



                              EDWARD E. MATTHEWS


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact



                              STARR INTERNATIONAL COMPANY, INC.


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact



                              C. V. STARR & CO., INC.


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact

                              UNIVERSAL FOUNDATION, INC.


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact



                              THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact



                              MAURICE R. AND CORINNE P. GREENBERG JOINT
                              TENANCY COMPANY, LLC


                              By:    /s/ Bertil P-H Lundqvist, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Bertil P-H Lundqvist, Attorney-in-Fact


                              By:    /s/ Leif B. King, Attorney-in-Fact
                                     ------------------------------------------
                              Name:  Leif B. King, Attorney-in-Fact



                              C. V. STARR & CO., INC. TRUST


                              By:    /s/ Howard I. Smith, Trustee
                                     ------------------------------------------
                              Name:  Howard I. Smith, Trustee